Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Bob Diamond, President, Barclays:

Good morning everyone. And, Robert, thank you. And, thank the team at Lehman Brothers for putting on this session over the next couple days. And thank you very much for inviting me. I didn’t think nine months ago when I said “yes” to this conference, we’d be quite in the market environment we are today. But it was good foresight.

Robert Law:

You’re very welcome for that.

[Laughter]

Diamond:

I want to focus on a couple of things today. I want to focus, first of all, in terms of Barclays, on the businesses that comprise investment banking and investment management, and that would be Barclays Capital, Barclays Global Investors, and Barclays Wealth. Those are the parts of the business that have been under the most scrutiny, during the current market turmoil.

There are three things that I’d like to talk about. I’d like to give you our view of what’s happening in the markets broadly. I’d like to give you, a sense of what our position is, and how we have been performing in those markets. And finally, and I think most importantly, what makes us confident that we’re well-positioned for future growth, despite the market turbulence that we’ve been experiencing.

And I’m going to start with the four market areas where there’s been the most interest. And I’d like to start out with subprime. Instability in the subprime markets has been caused by extremes in issuance, mispricing as a result of incorrect default assumptions, and significant leverage. It’s been exacerbated by broad distribution of the products around the globe. Frankly, it’s going to take considerable time to work through the excesses, because asset-value deterioration in this market is real, and it’s not coming back. The mortgage and asset-backed businesses have been a good growth area for Barclays Capital. But keep in mind that it’s a small proportion of our overall business—less than five percent of our revenues, using the first half of 2007 as a guide. Subprime is an even smaller piece of this, representing a very small proportion of our trading and loan book.

Barclays Capital is committed to building a strong business in the U.S. to originate, to securitize, and to service mortgages. We’ve acquired EquiFirst, a leading wholesale originator. We’ve acquired HomEq, a leading mortgage servicer. In total, we’ve invested less than a hundred million dollars, and we have a top-five position in the market. We don’t hold inventory for long periods, and we’ve been proactive in our risk management. By May of this year, we had reduced our subprime warehousing limits by more than half, and we’re using less than ten percent of those limits today. Loan exposure to subprime mortgages is ninety-seven percent first lien. And we’re using about half of our limits, the vast majority of which are financing EquiFirst origination. Today’s credit spread VAR market risk, despite increased volatility, is below the average for 2006. So, we’re comfortable with the model, we’re comfortable with our positions. We’re comfortable with our ability to re-package and distribute risk in this market.

SIV-lites have attracted a disproportionate amount of coverage recently. And I wanted to take a second to put SIV-lites in context. Barclays Capital has structured four SIV-lites, for managers looking to increase their exposure to credit. It’s important to remember that Barclays Capital did not select the assets, nor does it manage them. That’s what the fund manager does. As liquidity in the short-term debt markets has tightened, and asset prices have declined, we’ve been working with our clients, the managers, to restructure these vehicles.

Let me give you a very specific example. We’ve worked with Cairn, and with the Mezzanine and Cap Note holders of Cairn High Grade Funding. All the Mezzanine and Cap Note investors have agreed to convert the deal from a market-value deal with triggers, to a cash-flow transaction.

This restructuring is looked at today as a model. And let me just remind you, because this is very important, these are not bailouts. We’re being paid market prices for providing liquidity. And there’s complete credit protection paid for by the Mezzanine and Cap Note holders.

It’s also worth noting—and these numbers are important— that SIV-lites constitute in total about ten billion of a market in asset-backed commercial paper worth one-point-two trillion. So, SIV-lights are ten billion of a market in excess of one-point-two trillion. And finally, our exposures are collateralized, and the majority of our exposure is super-senior and pari passu with CP investors.

Let me move to leveraged finance. In leveraged finance, we’re seeing a healthy rebalancing of supply and demand between private equity and fixed income investors. This is resulting in stronger covenants, lower levels of leverage, and better pricing of deals. The underlying fundamentals of the corporate credit market remain strong. And we expect to see the market move back to more normalized issuance levels in 2008. So, it’s a very different picture than subprime.

Barclays Capital is a very strong player in the European leveraged finance markets. And over the last three years, we’ve been building a very big and important presence in the United States. Our current exposure and track record relates primarily to Europe. And let me give you some numbers. We’ve executed over a hundred and seventy-five transactions, raising more than eighty billion pounds of debt over the last decade. Our strong record of syndication sell-down: we’ve met every single one of our sell-down targets. We’ve experienced in this decade five million pounds in credit losses. Currently, we have about two percent of what we’ve originated on a balance sheet, and ninety-eight percent of that is senior debt.

What’s happening in the money markets is not so much about credit, particularly if you take aside subprime and mortgages. It’s not about credit. It’s about liquidity. Ninety-day CP is moving to one-week CP; thirty-day CP is moving to one-day CP; six-month deposits are moving to five-day deposits. We need more liquidity in the short end of the curve. And frankly, that’s down to confidence. And we’ve seen thoughtful interventions recently from the Fed, the Bank of England, and the ECB to help alleviate the problem.

There’s been speculation about two short-term loans Barclays made from the Bank of England sterling standby facility. So, let me give you clarity. Both of these were normal money market operations. The ECB standby facility, as an example, which is the model for the sterling standby facility, was drawn seventeen times during the twenty-three working days in August, and three times for an excess of euro one billion. I find it frankly amazing that there was any question about a bank the size and quality of Barclays to fund itself. In fact, as in previous market turbulence, we’ve been net recipients of liquidity as a haven in difficult markets.

Quantitative investment funds—the fourth area of market turbulence. The challenges faced by some quad—quant funds—were related to the issues in subprime, in leveraged finance, and liquidity. Investors holding subprime instruments and other credit products were forced to meet margin calls. To meet these calls, they started selling liquid securities in their portfolio. U.S. equities took the most direct hit initially as they tend to be the most liquid assets in many portfolios. This forced liquidation caused significant drops in fundamentally strong stocks over a very short period, which quant fund computer models did not anticipate. And the result was significant losses to some of those funds.

Barclays Global Investors’ performance held up very well during this period because of our unique scientific investing process. It differs from a purely quantitative approach, because we complement our investment algorithms with fundamental insights. We also have a truly global investment process allowing us to source alpha from around the globe. And we believe that a significantly higher percentage of our alpha comes from markets outside the U.S. than any of our competitors. Our investment philosophy has always been focused on balancing risk, return, and cost. And markets like this reinforce our belief that this is a superior approach to achieving long-term investment success.

Across our long, short, and market-neutral strategies, public information shows that we’ve fared well, relative to many of our competitors in this space. We’ve experienced insignificant withdrawals. And most mandates and client assets across BGI have been comparatively insulated from the increase in volatility. In fact, most of our flagship funds have shown strong alpha performance over this period. I’m pleased to add that we’re planning to invest alongside clients in a number of our high-performing strategies.

So, in the four areas of market turbulence, we’re managing pretty well. And we believe we’ll benefit in this environment, because when markets are turbulent, there’s always a flight to quality. And with that, and the opportunity to capture market share from competitors who are less well-positioned. In this context, our strong balance sheet, our AA credit rating, our sophisticated technology platform, and our high-regarded client service are a real advantage. And Barclays Capital is an example. We’ve seen strong growth in our core asset classes, such as commodities and equity derivatives, through August. We’ve also been capturing share in our flow businesses. In foreign exchange, for example, total monthly trade volumes in August were more than three times trade volumes a year ago. In prime brokerage we, we recently won a number of significant new mandates, as hedge funds and institutions worry about counterparty issues. And in government bonds and swaps, July and August volumes were up sixty percent on last year. And they were our most profitable months ever in this business.

So, the point here is that the platform is very, very broad. And while we’ve experienced pain in some areas, we’ve benefited in others.

The results, frankly, are borne out in our recent performance. In line with other investment banks, we suffered pain in July and in August. But notwithstanding the difficult market conditions, our income in July was ahead of July 2006. We were profitable in August. And year-to-date in Barclays Capital, profits are well ahead of the same period in 2006. Both BGI and Wealth performed well through July and August.

I’ve talked about current market conditions and their impact on our performance this year. I’m sure the other question on your mind is whether market turbulence has altered our outlook going forward. And the answer to that is: No, it has not. We feel confident that these businesses will continue to grow at the rate that we’ve always projected.

The first reason for that confidence is the strategy we set out with ten years ago when we founded Barclays Capital. It has never been more important to today that we set out, then, to create an integrated bank, because we believe that the universal banking model is the natural model, and the correct model for both clients and customers—a model which was prevented in the U.S. by Glass-Steagall.

The universal banking model gives us more than just a balance sheet. As part of Barclays, we have a three-hundred-and-twenty-year history of lending to our corporate clients, and a three-hundred-and-twenty-year history of managing the risk associated with that lending. And that means Barclays Capital is in a better position now than many of the standalone investment banks. They have been lending as though they do have balance sheets—primarily through bridge loans to fund M&A and equity. Total equity bridge exposure now is estimated to be about twelve billion dollars globally—much of it held by the U.S. bulge bracket firms. By contrast, our exposure is less than one hundred million dollars.

The second reason for the confidence looking forward is our unprecedented access to China—we think the fastest growing market. Back in July, we announced strategic investments from China Development Bank and Temasek, along with an important strategic partnership with the China Development Bank. And that strategic partnership was to jointly develop business opportunities in China. This is an exciting opportunity and is independent of the outcome with ABN.

We’ve identified a number of opportunities which we’ve already started to execute on. The best example—just one—but the best example is commodities. Where at Barclays Capital we have the number one franchise in Europe, and a top-three franchise globally, China’s Commodities Import Bill is estimated to grow from a hundred and twenty billion to over two hundred billion by 2011. China is the number one consumer of industrial metals in the world, the number two consumer of oil in the world, and is right up there with the U.S. in its consumption of agricultural products. This partnership will make us number one in the single most strategic market in the world for commodities: China. So, we’re excited about our relationship with CDB. And we see it representing a real “going forward” opportunity for us.

But we also see strong growth prospects for credit as an asset class, particularly away from subprime and mortgages. Let’s not forget that the underlying fundamentals in corporate credit remain sound, both for investment-grade and high-yield. Balance sheets are still flush with cash; defaults rates are, frankly, very low and corporates are relatively under-leveraged, suggesting potential for continued borrowing. So, let’s not allow subprime, as a small part of the credit markets, blur the overall picture. Debt issuance accounts for eighty-five percent of all capital raising and has an average maturity of around three years.

In August this year, we had one of our most successful months ever in U.S. investment-grade issuance. Comcast—biggest debt offering ever—three billion dollars. AT&T’s two-billion-dollar, thirty-year issuance, and Cap One’s largest deal ever, one and a half billion dollars. A lead position on all three. That’s August—this August, last month.

Estimates of market growth reinforce this view. Our view, shared by interest-rate—industry analysts, is that the compound annual growth rate in credit will be above ten percent over the next few years. In other words, a higher a growth rate than the capital markets as a whole. So, subprime has not killed credit as an asset class.

Another reason to have confidence in our growth trajectory is the underlying industry dynamics, where we continue to see strong growth over the next five years. This slide shows the size of the markets for investment banking, asset management, in 2006. Sorry, for investment banking, wealth management, and asset management, in 2006. Together, they generated revenues of almost one trillion dollars last year.

We hit a new record at Barclays Capital with twelve billion of revenues, but the global pool for investment banking was three hundred and forty billion. So, you can see and get some sense of the size of the opportunity. Most importantly, we expect an annual growth rate in these markets of seven to ten percent—double the rate of GDP globally.

These markets are very fragmented. In investment banking, the top five players have only a third of the total market share and BarCap is just outside the top five. In asset management, just a quarter of the assets under management are with the top five. We’re number one with BGI, in terms of assets under management.

Wealth is the most fragmented, excuse me, market of all. We have a weaker position here—just outside the top ten. The good news is, this is the most fragmented market of all three. And we have a bit more time.

What does this tell me? It’s never been more important to be in the top five. The markets are truly beginning to consolidate. The top five players will win a disproportionate share of the growth. And as the distinction between these activities is becoming blurred—between investment banking and investment management, between investment banking and private banking—the winners will be those that can be top five across all three areas.

What’s also very interesting is that Europe and Asia are the areas growing most quickly. And while developing a U.S. presence is still key to our success—or continuing to develop a U.S. presence is still key to our success in Barclays Capital, it’s good to see that the areas where Barclays has its greatest strength—in both franchise and brand—have the strongest growth: continental Europe, and Asia. Cross-border flows are also growing at over ten percent a year—double the rate ten years ago. And it seems very unlikely that a domestic or regional model can be successful in the long term. You need to be global to capture the growth.

So, why does all this matter? I think it shows a huge opportunity as markets grow. High growth is an area where we have our greatest strength. And capturing cross-border flows, which we’re well set up for, will be critical.

And finally, remember that in Barclays Capital, we have a track record of managing through many, many different cycles. This shows our growth since we set out in a wide variety of market conditions, across both loosening and tightening of interest rates; in periods of both widening and contracting credit spreads; across high and low market volatility; bull markets and bear markets in equities; hot markets and cold markets in M&A; and throughout periods of increasing and falling inflation. And over that time, we’ve weathered a number of market crises: The collapse of long-term capital management in the Russian default in 1998; the tech bubble bursting in 2001; and the corporate credit crunch in 2002.

This decade, Barclays has grown faster than any institution in investment banking and in investment management. Barclays Capital, with a PBT growth of twenty-five percent compound annually; and investment management, which includes both Barclays Global Investors and Barclays Wealth, with a compound annual growth rate and PBT of thirty-nine percent.

Listen, there’s been serious dislocation in the markets in the last few months. We’re now beginning to see liquidations and to see de-leveraging. So, there are early signs that the healing process has begun. Away from subprime, the markets see an issue of liquidity and confidence—not credit. So, for the process to continue, the first priority is more liquidity in the short end of the curve. The markets need a term structure to short rates, both to continue healing and to protect the real economy. And all participants—banks and regulators—are working towards a solution here. As and when we see the markets recover, it’ll be clear that we at Barclays have managed both our risks and our clients effectively, through this period. And it will also be clear that we’re well-positioned—maybe even stronger—going forward.

So, what I want to reiterate—what I’ve talked about on the past, which is fifteen percent growth opportunities across the cycle—absolutely. And I think the other very, very strong message from us at Barclays is we’re absolutely open for business.

Thank you very, very much for the time. I’m happy to take questions.

Robert Law:

Bob, ranged over all the main issues that we face at the moment. I’m sure that’ll prompt a lot of questions. Who’d like to start? Okay, perhaps if I, were to kick it off, the CEO of Deutsche has talked about the need to take marks effective mark-to-market, some positions to inspire confidence in banks positions, and get liquidity back into the markets. Could I ask you, Bob, where you and Barclays stand on the issue of marking versus holding assets at this stage?

Diamond:

Yeah, I—we all mark. I mean, there’s no question that, that everything is marked. I think, you know, we set out, very pleased that we could have weathered, the difficulties of August, which were some pain in existing positions, but also, kind of flows in investment banking were slower than a normal August, which are already pretty slow.

So, to come out of that month profitable, we felt terrific about, but we also felt terrific—it’s kinda core, and it’s part of our business—that we’re comfortable with all of our positions and where they’re marked. I thought Joe’s comment was more about people being more public about the valuations they put on it, and kinda showing positions, but I think any of the big banks would say that it’s our obligation to, to be fully marked at all times.

Robert Law:

Yes? Is there a microphone for the gentlemen here?

Unidentified Man #2:

You talked about subprime, but I was wondering if you could address the, structured finance market more generally, the outlook for CEOs, CLOs, and just how that’s played a role in the cycle, and what you see going forward.

Diamond:

Sure. Actually, I should invite Grant—why don’t you come on up?—our co-president of Barclays Capital, Grant Kvalheim, is here with me, and only one of us were to give the presentation, but we’re both here for, for Q&A. You want take that one?

Grant Kvalheim, Co-President, Barclays Capital:

Sure. I think the, the market will change and develop. I think it’ll be some time before you see, ABS CDOs, but I think structured credit as an asset class, we continue to believe, will grow, and it will take some time to, for the issues around CDOs of ABS to be worked out and worked through the marketplace. So, I think you’ll see simultaneous processes of people looking for new angles in structured credit while dealing with the, the existing challenges around CDOs of ABS.

Robert Law:

At the back.

Unidentified Man #3:

Could you just talk about any backup lines to SIVs or SIV-lites that you guys do have?

Kvalheim:

It’s a business that we do have. It’s not a meaningful exposure in our portfolio overall. In the case of the SIV-lites we provided backup lines to three of them. That was Golden Key, Cairn, and Mainsail. In the—in all cases we met our obligations. In the case of Solent, they’ve publicly said they were unable to draw on their facility. , like all credit facilities, they have conditions precedent to borrowing; they were unable to meet them.

In the case of Cairn and Golden Key, to the extent they made requested to draw on the facilities, and were in compliance with the requirements to do so, we funded. In the case of Saxon it’s, it had it’s—it provided its own liquidity in the form of breakable deposits, so no liquidity was provided there. , across other SIVs yeah, we have a minor amount of liquidity facilities, but it’s not meaningful in the overall credit portfolio of Barclays Capital.

Robert Law:

As a, as a follow-on to that could you comment for the Barclays group as a whole in terms of the, the effect you think this issue of backup facilities—not just in, in the SIV and SIV-lite area—but in, but in the whole area of conduits [unintelligible] if, if you get asked to, to provide these facilities, what impact do you think it has on your risk-weighted assets and your liquidity?

Diamond:

Well, first of all, it’s primarily a BarCap question, because within the Barclays group, we manage the corporate relationships and, and , so it wouldn’t, it wouldn’t show, show up in other areas, but

Kvalheim:

I would say the potential—I mean, we, we certainly look at all of the commitments we have at Barclays Capital. Um, you know, you can also see the potential for drawings on corporate facilities, and we have. I mean, one that’s public is Countrywide drew down their corporate facilities. , we’re quite confident that whatever requests we might get in terms of drawing on committed facilities the liquidity will, will be more than adequate to meet that. So, we don’t see that as a, as a potential or a significant challenge, at the moment.

Diamond:

This is the kind of market environment, if I can make a—you know, I’m standing’ up here, I came all the way to New York, so maybe I can say something’ that’s self-advertising or so. This is a great time to be Barclays. And, you know, we’re not the only bank that’s in this position, but being Barclays with a double-A credit rating and you know, our history in the markets, and the kind of equity ratios we’ve always kept.

As Grant said, we know where our exposures are. We’re actually a little bit lower than we would have expected to be right now in terms of regulatory capital usage. We know there might be some more demands going forward, but what a great time to be Barclays. You know, we’re going to—this is, this is what we do, this is what we manage. We’ve been lending money to corporates for three hundred and twenty years; it’s a core business. We make money at it; we’re good at it.

Kvalheim:

A specific example would—of that would be what Bob referenced in the Cairn transaction as, has, has been reported. We did step up and actually provide all the liquidity to that transaction priced at a market rate, and where we took no credit risk because the [unintelligible] cap note-holders paid for credit protection for us. So, we viewed that as an opportunity, a restructuring opportunity.

, when Bob said it’s not a bail-out, I, I would characterize bail-outs as implying some kind of concessionary financing or feeling compelled to do so. We saw it as an opportunity to save a transaction, where investors in the deal would have taken significant losses if the market triggers forced liquidation. And instead, we could look at the credit fundamentals of the portfolio and say to the investors, “Yes, you’re taking a haircut on, on the initial transaction, but you will realize a much better return by turning this into a cash-flow deal than a forced liquidation.”

, we provided liquidity at a market price got credit protection in return, and were able to provide the liquidity to that transaction. So there are perils in the marketplace, but there’s also opportunities, and we think we can manage the perils, we think we can take advantage of the opportunities.

Unidentified Man #4:

One on ABN-Amro. I know you just mentioned it briefly, and maybe there’s a little you can say about it but any dates in September, October, that maybe the overall Barclays is looking to give us some guidance on that. And then secondly on bridge equity, you mentioned that bulge-bracket firms maybe here in the States primarily had twelve-odd billion in, in Barclays’ is there with a hundred million, which in today’s market maybe is a good thing. On the other hand, when better markets return, it might be better to be at the table and have the opportunity for bigger exposure and just maybe some of your strategies on in better markets going after, bridge equity.

Diamond:

Well, let’s hit that one first. I’ll make a comment and ask Grant to do it ‘cause it’s his, his discipline that’s put us in a good position right now, but also fits the overall context of the firm is—you know, I think it goes to the core of being Barclays Capital, an integrated investment bank, post-[phonetic] glastegal, integrative of commercial banking and investment banking. And, you know, we do lend. And for many, many years, in the early days of BarCap, the bulge-bracket firms are trying’, kind of scoff and say, “You know, the dumb commercial banks.”

Well, you know, look at the chart. That’s not a dumb commercial bank. We know what we’re doing. We don’t lend to anyone if it’s the only thing we’re doing. We only lend if we’re getting the kind of returns we want, which are twenty-percent-plus. We do it because it’s part of an integrated business with derivatives and other things and, and issuance going on. , we know how to manage the balance sheet and move things off and hedge them, so we think it’s a great business and some of the banks that have been able to lend during the credit bubble—we all know the credit bubble has burst—able to lend without really thinking’ about balance sheet, to lend in order to be positioned for an M&A or an equity deal down the road, it’s going to come back to, to, to roost a little bit.

And I think if we want to take bridge equity exposure, we can take it in our private equity business. You know, we can take it in many places, but it shouldn’t always be a part of the lending. There are times when it makes sense and, and we’ve done it. But, but, you know, to take proprietary equity bridge exposure in anticipation of other business down the road—you know, in the good times, it works; in the bad times, it’s tough. It doesn’t mean we don’t like risk; we just like to manage it.

[To Kvalheim} If you want to…

Kvalheim:

I don’t—I wouldn’t add anything to that.

We’re open. We look at those transactions, we’re open to them, and, you know, we make our own business judgments as to the, the validity of each deal.

Diamond:

And ABN, which I don’t want to skip over. You know, I think all of you are reading day-by-day what’s going on. When I, when I think about the market turmoil—and I think I went through sub-prime and leveraged finance and quantitative funds and liquidity. I could have added a fifth, which is ABN because in a sense, it’s a victim of the market turbulence. So, on, on July 23rd, when we announced Tamasek and China Development Bank as strategic investors, I think our stock was at seven-sixty and, and cooking.

And all banks, all financial institutions, are down somewhere between ten and twenty-five percent in the market, you know, broadly speaking. U.S, bulge-brackets tend to be at the higher end; the bigger banks the lower end. You pick it; they’re all down significantly.

And it’s a good-news/bad-news. The good news is, we were hedged. You know, I think that one of the strengths of our deal, and what John Varley said from day one is, there’s two things we will not compromise: we will not compromise complete management control; and we will not compromise doing the right thing for all of the shareholders.

And I think the fact that sixty-three percent of the deal is a share, you know, a share equation, means that the majority of the price we’re willing to pay was hedged in a down market. You know, the bad news is, that means if the consortium still wants to pay that price, which is not down as all the other banks are—if it’s comfortable with the risks on the balance sheet during the turmoil, if they can raise that money in the market, which is much tougher now and would be questionable, and if the regulators are going to allow an institution with a four-percent equity ratio to do this kind of a complex transaction, then that price will probably beat ours. But there’s a lot of if’s between now and then and the things that I just said.

So, you know, I think we have to take into context that the market environment has changed things. I think as an institution, does Barclays feel good that we’re not doing something reckless from a, from a financial point of view that isn’t in the best interests of all of our shareholders? Yes. Do we still want ABN-Amro? Yes. But do we want it with the, with the conditions that we said? Absolutely.

I think we’ll see some more play-out in the difficult market, is the answer.

Robert Law:

Gentleman at the side?

Unidentified Man #5:

What changes do you foresee in the ABC market once we get through the current credit cycle?

Kvalheim:

It’s a, it’s, it’s an excellent question. , I think stand-alone SIV is, is a challenged model. I think the price at which people will, going forward take capital notes. And the prices at which banks will provide liquidity facilities may well eliminate the arbitrage in the marketplace. So I wouldn’t be surprised if over the next several weeks you see SIVs that, are forced to unwind because of bad portfolio decisions; but even to the extent that’s not true. I think the, the model of stand-alone and SIVs will be challenged as their capital structure re-prices.

Unidentified Man #5:

Could you talk a little bit about your investment management business, where you see the opportunities in both define benefit, define contributions, the opt-out default legislation and other things that you’re doing to grow what is—at the moment—a less exciting business perhaps, but important nonetheless?

Diamond:

I think this summer boring has been very exciting, actually. [Laughs]

[Laughter]

Diamond:

BGI is just a tremendous franchise. We passed in it the mid-year this year; passed two trillion in assets under management. This is the business and when we acquired it ten years ago in Barclays from Wells Fargo, is Wells Fargo Nikko, is five to seven hundred billion in assets under management and predominately an indexing firm. And so, where we are today is, we’re right at the top of the heap in active equity investing. We’re number-one in the world in exchange traded funds with iShares increasingly overseas.

Where do we see huge opportunity? We continue to see opportunity to create Alpha because of the global platform. You know, we’ve been building fixed income presence for the last three to four years. It’s really, really taken hold. We’re still on a one percent in fixed income, so there’s a huge opportunity there. But when I really sit back and say: in that platform what is the biggest opportunity we face? It’s the fact that less than three percent of the assets we manage come from continental Europe and in Asia, where the strength of the Barclays franchise is strongest.

And it’s the same for all of the big global or U.S. asset management firms, because those underlying markets really haven’t or are just beginning to mature and go to outside managers. That’s where the most exciting growth is. Now the U.S. is still very, very important and I don’t want to take that away ‘cause that was really a part of your question. But for, for BGI, they’re, they’re a pretty dominant firm in those areas here.

About, about just over sixty percent of our business is U.S. and traditionally, we’ve been kind of an Anglo-Saxon—U.S., Canada, U.K., Australia. We’ve a very, very big presence in Japan. I think the big change, going forward, is going to be the impact of continental Europe and the impact of Asia.

Robert Law:

Sir?

Unidentified Man #6:

Back to the structured question. Ed Cahill was reported in the press some very speculative reports to have run off to Tahiti or some, something crazy. Can you address what happened with his departure? What—how much of BarCap did he oversee and what will ensue subsequent to his departure in terms of changes in that area?

Diamond:

Let me hit it head on, ‘cause when I got the, when I got the—when I was going to get the, the Q to say, “Wrap up, Bob,” one ‘a the things I was going to say is we certainly—one ‘a the things we didn’t get right over the last couple weeks is press relations [laughs].

We got some headlines that just—it was good to stand here and be clear about this. You know, and in Ed Cahill’s case, he wasn’t even a managing director, he was a director. He’s a good guy, by the way, and, and Ed’s working with us now and, you know, he’s on gardening leave ‘n he’s going to retire. He hung up his spikes, like many people will do in, in tougher market conditions. He was one of a six-person team that develops some of the structures that we did in Europe and it got taken way out of context.

In a context with the same week the two heads have credited Citigroup, the two heads of CDO at RBS in New York all got fired. We had a director-level person resign and we got all the press. So, we didn’t do a very good job of, kind of managing the message around it.

And I think, you know, one of the things I want to stay step, stepping back from that is that; it was great to be able to come here and talk, kind of, and put each of these things in perspectives. SIV-lites for example; it’s just about ten billion in outstandings in a market where asset-backed commercial paper is one-point-two trillion at the short end of expectations. And, and there’s four deals out there—or five deals out there—that are getting a disproportionate amount of the press.

Cairn is being looked at as a bail-out when actually we had no obligation to do what we did, we work closely with the client helping them restructure something that, that they were in trouble for. We didn’t have an obligation and we didn’t have an exposure. And I think when you step back, what I hope you see, is you hope—I hope you see that is; Barclays is a great place to be in a storm.

I hope you see that we have managed in BIG and wealth, I think you all see that, but also in Barclays Capital, to be standing here today, well ahead of the PBT through August that we had in 2006, which was our best year in history, feels great. We’re weathering the storm, both for our clients and for own risks, and we have great opportunities going forward.

So, some of this stuff is just disproportionate, in terms of the attention it got. We don’t feel good about it, somehow we always feel to blame, somewhat, when that stuff happens. But I hope, I hope today went a long way to kind of setting the record straight on some of these things. It is tough out there, and I don’t want to minimize the fact that it has been really difficult to manage the business, both clients and risks, in July and August.

But manage them we have; both with our clients and with the risk in our balance sheet. And we’ve come through it, so we’re significantly ahead of where we stood in the best year we ever had, 2006. It feels pretty good. I know, I don’t want to be silly about this because it’s still tough out there, but it feels real good that we’ve been able to manage through this process. And I think it was really cool the way the last slide I used, I knew would stay up there during the Q and A, and I picked that slide to stay up there the whole time. Oh, it’s down.

[Laughter]

I think that brings us towards the end of our time, and good time to wrap up. So many thanks, indeed for presenting here today.

DISCLAIMER

SEC filings

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-

9, and ABN AMRO has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

Forward looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov. Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC. Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer Documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer Documentation before taking any action.